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EXHIBIT 99.1

Second Quarter 2004 REPORT TO SHAREHOLDERS

Second Quarter Highlights

•
Net debt reduced by $79.5 million to $587.5 million — compared to prior year's period

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Movie Distribution Income Fund IPO raised $253.9 million in gross proceeds subsequent to second quarter — significant debt reduction to be reflected in Q304 results

•
One time, non-cash, lease abandonment charge of $8.3 million increases operating expenses and reduces EBITDA*

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EBITDA* (excluding Developing Channel losses) $21.2 million vs. $39.1 million in Q203

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EBITDA* (including Developing Channel losses) $19.3 million vs. $37.4 million in Q203

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Advertising revenue up 28% in the current quarter and 37% year-to-date

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Alliance Atlantis adopts December 31st fiscal year-end effective December 31, 2003, to align with the year-end of Movie Distribution Income Fund

TORONTO, CANADA — November 24, 2003 — Alliance Atlantis Communications Inc. today announced financial and operating results for the second fiscal quarter ended September 30, 2003 (second quarter of fiscal 2004).

Net loss for the period was $12.2 million — compared to a net loss of $6.7 million in the same period last year. Diluted loss per share was $(0.29) compared to $(0.16) based on a weighted average 42.8 million and 42.7 million shares outstanding, respectively.

As part of its operating expenses this quarter, the Company recorded a one-time non-cash lease abandonment charge that enabled the Company to consolidate its head office facilities in one location. The Company entered into a transaction with its landlord, whereby it reduced its office rent expense burden by $8 million over the next four years, on surplus office space and renegotiated the terms of its head office lease that was due to expire in the near term. The charge will be recognized into earnings as a lease inducement benefit in the future, over the term of the Company's new lease on its head office premises. There were no such charges in the prior years' period.

Operating losses*, which exclude investment gains and losses, foreign exchange gains and losses, unusual items and income taxes, and also excluding the one-time non-cash lease abandonment charge noted above, were $2.3 million — compared to operating earnings* of $4.8 million in the prior year's quarter. Net operating losses* on this same basis were $4.5 million in the current year's quarter, representing operating losses net of $2.2 million of income taxes, compared to $2.7 million of net operating earnings* recorded in the prior year's period, net of $2.1 million of taxes. On a per share diluted basis, net operating losses were $0.11 vs. net operating earnings of $0.06 in the prior year's period.

As in prior quarters, the current quarter's income tax provision includes a $1.2 million conservative non-cash allowance for the tax effect on losses from our non-wholly owned digital channels. Given that no tax asset has been set up on these losses, as these channels generate taxable income in future years, the income will not be tax affected until all previous tax losses have been utilized, thereby reducing our tax rate in future years. Additionally, the Company continues to make progress in implementing a plan to ensure efficient use of the tax losses in non-wholly owned subsidiaries.

As previously announced, Alliance Atlantis completed an initial public offering of units of Movie Distribution Income Fund on October 15. The Fund was created to indirectly acquire a non-controlling interest in Alliance Atlantis' Motion Picture Distribution Group which was transferred to a newly constituted limited partnership. Alliance Atlantis received gross proceeds of approximately $254 million on the closing of the offering from the sale of a 49% interest in its motion picture distribution business to the Alliance Atlantis Movie Distribution Income Fund. The net proceeds have been applied to significantly reduce the Company's net debt.

"Our performance this quarter reflects our sustained commitment to disciplined execution and selective growth, and improving our overall financial strength," said Michael MacMillan, Chairman and Chief Executive Officer. "We have made continued important progress in reducing our debt this quarter, and shareholders will see further significant improvement in this area in the third quarter as we apply the net proceeds of our successful Movie Distribution Income Fund IPO."

In order to align with the reporting schedule for Movie Distribution Income Fund, Alliance Atlantis will move to a December 31st fiscal year-end, effective December 31, 2003. The Company's next quarterly earnings report is scheduled for early April, 2004, and will represent a nine month reporting period, being our fiscal 2004 results. At an Investor Forum held on November 19th, Alliance Atlantis provided details on the Movie Distribution Income Fund and the strategic value of the CSI franchise to the Company. An audio/video webcast of this event will be archived until December 19, 2003 at www.allianceatlantis.com.

Operating Group Highlights

"Our Broadcast Group continues to lead the way in specialty television in Canada, with growing audiences and ad revenues that are up again this quarter by 28% and 37% in the year-to-date period," said Mr. MacMillan. "Continuing a five-year trend, Alliance Atlantis channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2003. There is no greater evidence of this strength than the record-breaking ratings achieved by Showcase's airing of the first season of the hit HBO series Six Feet Under, which has become the highest-rated series on English specialty television for the past five years, with average weekly viewers of 604,000 and audiences as high as 735,000 for some plays."

Alliance Atlantis Communications Inc. — Second Quarter 2004 Report	Page 2

"Alliance Atlantis' Motion Picture Distribution Group, delivered solid earnings from its summer box office with the release of films including Spy Kids 3-D, although it represents a modest decline from the same period last year in which we released the third installment of the very successful Austin Powers franchise," said Mr. MacMillan. "We have seen strong box office results this fall and, as a result of our output agreements with several US-based studios, we look forward to a continued strong slate of quality films for theatrical and video/DVD release, broadcast sales and library growth in the coming months and beyond."

"The CSI franchise continues to power our Entertainment Group, with new seasons of each of CSI: Crime Scene Investigation and CSI: Miami recording outstanding ratings on CBS. In fact, CSI: Crime Scene Investigation's fourth season has topped the Nielsen ratings every week since the fall television season began, ranking as the #1 series on U.S. television, while CSI: Miami is currently ranked #6 in total households." said Mr. MacMillan. "Next fall (2004), CSI: Crime Scene Investigation will begin airing in weekend syndication on television stations in the U.S. running parallel to its Monday to Friday cable window on Spike TV (formerly TNN: The National Network)."

Three Months Ended September 30, 2003

In the second quarter, consolidated revenue was $216.6 million versus $242.6 million in the same period a year ago.

As discussed above, operating expenses in the current quarter include an $8.3 million one time, non-cash lease abandonment charge that enabled the Company to consolidate its head office facilities in one location.

Consolidated EBITDA (excluding Developing Channels operating losses) for the second quarter was $21.2 million compared to $39.1 million in the same quarter last year. Consolidated EBITDA (including Developing Channels operating losses) in the current quarter was $19.3 million, after absorbing $1.9 million of Developing Channels losses compared to $37.4 million in the prior year's quarter, after absorbing $1.7 million of Developing Channels losses.

Broadcast Group

In the second quarter, revenue from the Company's Operating Channels increased by 18.3% over the second quarter last year, from $36.6 million to $43.3 million, driven primarily by a 27.2% increase in advertising revenue compared to the previous year's period.

Revenue from the Company's Developing Channels was $5.6 million compared to $4.8 million in the prior year's quarter, and our seven digital channels continue to perform in line with our expectations and according to plan.

Alliance Atlantis Communications Inc. — Second Quarter 2004 Report	Page 3

EBITDA for the Operating Channels was $12.0 million compared to $11.3 million in the prior year's period, up 6.2%. As expected, Developing Channels posted an EBITDA loss of $1.9 million, compared to a corresponding $1.7 million loss in the second quarter of last year.

Alliance Atlantis channels demonstrated significant audience growth and outpaced the specialty industry overall. Among our established analog networks, the highest year-over-year audience increases were recorded by HGTV Canada — up 31%, Showcase — up 24% and History Television — up 21%. In addition, Alliance Atlantis' seven digital channels grew an average of 53%, outpacing industry growth of 17% overall.

Subsequent to the end of the second quarter, programs broadcast on Alliance Atlantis' channels were honoured with five Gemini Awards at the 18th Annual Gemini Awards ceremony, including the Viewer's Choice Award for Comedy for Mike Smith in the role of "Bubbles" on Showcase's Trailer Park Boys; Best Host or Interviewer in a Lifestyle/General Interest Program or Series for Debbie Travis of HGTV Canada's Debbie Travis' Facelift; and Best Practical Information Series for Food Network Canada's The Surreal Gourmet.

Motion Picture Distribution Group

As previously noted, Alliance Atlantis completed an initial public offering for units of Movie Distribution Income Fund on October 15, 2003, and confirmed the underwriters' exercise of the over-allotment option on November 14, 2003. Results reported here for the second quarter ended September 30, 2003 were not impacted by the transaction, which occurred subsequent to the quarter end.

For an explanation of the future changes in financial reporting of the Motion Picture Distribution Group within Alliance Atlantis' consolidated financial statements, together with guidance on the financial disclosure related the Movie Distribution Income Fund, please see Investor Forum audio/video webcast at www.allianceatlantis.com

Revenue from the Company's Motion Picture Distribution Group, was $121.1 million for the second quarter — compared to $120.0 million for the prior year's period.

The Motion Picture Distribution Group contributed $17.2 million to consolidated EBITDA in the second quarter compared to $18.4 million in the same period last year.

Theatrical releases in Canada during the quarter included Spy Kids 3-D: Game Over — starring Antonio Banderas and Carla Gugino, horror thriller Freddy vs. Jason and the critically acclaimed French-language film La Grande Séduction.

Video/DVD titles released domestically during the second quarter included the previous theatrical releases The Lord of the Rings: The Two Towers, Chicago, Final Destination 2 and A Man Apart. Although it was released during the first fiscal quarter of the year, Martin Scorsese's Gangs of New York on video/DVD continued to deliver impressive results into the second quarter.

Alliance Atlantis Communications Inc. — Second Quarter 2004 Report	Page 4

Momentum Pictures in the U.K. released theatrically Confidence, starring Dustin Hoffman, Edward Burns, Andy Garcia and Rachel Weisz, as well as the teen musical Camp, and had strong performance from the video/DVD release of the second season of CSI: Crime Scene Investigation, Season 2, Volume 1, along with Blue Crush — starring Kate Bosworth and The Magdalene Sisters — an Irish drama directed by Peter Mullan.

Momentum Pictures accounted for 13% of total Motion Picture Distribution Group second quarter revenues (2003 — 11%) and contributed 13% to the group's second quarter EBITDA (2003 — 11%).

Subsequent to the end of the second quarter, theatrical releases in Canada included Quentin Tarantino's Kill Bill: Vol. 1 — starring Uma Thurman and Lucy Liu, The Texas Chainsaw Massacre — starring Jessica Biel, Scary Movie 3 — starring Pamela Anderson, Jenny McCarthy and Charlie Sheen and Elf, starring Will Ferrell.

The Company expects continued strong performance from the balance of the current year's theatrical release slate, which includes, in Canada, the third installment in the Lord of the Rings trilogy, The Lord of the Rings: The Return of the King slated for release in December and Quentin Tarantino's Kill Bill: Vol. 2; and in the U.K., the action thriller Out of Time starring Denzel Washington.

During the balance of the year in both Canada and the U.K. the Motion Picture Distribution Group expects strong performance in the video/DVD window from its previous theatrical releases, including Lord of the Rings: The Two Towers extended version, Dumb and Dumberer: When Harry Met Lloyd and Séraphin: Heart of Stone. Momentum Pictures in the U.K. also anticipates strong video/DVD sales for its upcoming release of Creature Comforts — the latest animated TV series from the makers of Chicken Run. Creature Comforts currently airs on ITV in the U.K. to substantial audiences each week (over 30% of households).

Entertainment Group

Revenue for the Entertainment Group in the second quarter was $46.6 million compared to $80.7 million recorded in the second quarter last year. This reduction reflects the timing of deliveries of TV movies and mini-series as well as feature films, compared to the prior year's quarter. The current quarter results continue to reflect our strategy related to our net investment in filmed entertainment content.

EBITDA for the Entertainment Group was $8.4 million — compared to $14.1 million in the prior year's period.

The CSI franchise accounted for 35% of the Entertainment Group's second quarter revenue (2003 — 11%) and contributed 79% of the Group's second quarter EBITDA (2003 — 22%).

Alliance Atlantis Communications Inc. — Second Quarter 2004 Report	Page 5

The CSI franchise continues to deliver outstanding ratings results in the U.S. and internationally. The original CSI: Crime Scene Investigation is now the most watched series on U.S. television, with an average of 26.6 million viewers per episode, while CSI: Miami now ranks as the #1 drama on U.S. television on Monday nights and is currently ranked #6 overall, in total households. In international markets, CSI: Crime Scene Investigation now ranks as the #1 foreign series of all time in Spain, the #1 drama in Australia and the #1 imported drama in the U.K. CSI continues to counter the general trend away from U.S. drama in international markets with successes in primetime schedules the world over, including strong ratings in France, Finland, Germany, Italy, Japan, Latin America and Sweden.

Following on the heels of its 14 nominations, Alliance Atlantis productions won four awards at the 55th Annual Primetime Emmy® Awards ceremony in September, including: Outstanding Sound Editing for a Miniseries, Movie or Special and Outstanding Art Direction for a Miniseries, Movie or Special for Hitler: The Rise of Evil; Outstanding Sound Editing For a Series for CSI: Crime Scene Investigation; and Outstanding Cinematography for a Single Camera Series for CSI: Miami.

Subsequent to the end of the second quarter, Alliance Atlantis productions garnered nine Gemini Awards, including best program honours for both the hit comedy series This Hour Has 22 Minutes in the category of Best Comedy Program or Series and the Company's primetime drama series The Eleventh Hour in the Best Dramatic Series category.

Six Months Ended September 30, 2003

For the six months ended September 30, 2003, net operating losses of $13.8 million, representing operating losses net of $1.6 million of income taxes, increased by $19.1 million compared to the net operating earnings of $5.3 million, net of $2.8 million of income taxes, recorded in the prior year's period. On a per share diluted basis, net operating losses were $0.32 compared to net operating earnings of $0.12 in the prior year-to-date period.

About Alliance Atlantis Communications

Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

        Alliance Atlantis holds a 51% limited partnership interest in Motion Picture Distribution LP — a motion picture distributor in Canada and the U.K. — with a minority interest held by unit holders of the Movie Distribution Income Fund (TSX: FLM.UN).

This press release and attachments contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Alliance Atlantis Communications Inc. — Second Quarter 2004 Report	Page 6

Please refer to the attached Unaudited Consolidated Financial Statements, Notes and Supplemental Information.

* EBITDA, operating earnings (losses) and net operating earnings (losses) are not measures recognized under Canadian or United States GAAP. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted which are earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Operating earnings has been defined as earnings (loss) from operations before undernoted which are net earnings before investment gains and losses, foreign exchange gains and losses, unusual items and income taxes. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, earnings (loss) before undernoted, earnings (loss) from operations before undernoted, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached Unaudited Consolidated Financial Statements. In addition, our calculation of EBITDA, operating earnings and net operating earnings may be different than the calculation used by other companies and therefore comparability may be affected.

Shareholder and Investor Information

Stock Exchange Listings: Toronto Stock Exchange — AAC.A, AAC.B NASDAQ — AACB	E-mail Inquiries: investor@allianceatlantis.com
Investor's Line: (416) 966-7272	Internet website: www.allianceatlantis.com

Webcast of Call:
A live audio internet webcast of Alliance Atlantis Communications' quarterly earnings conference call with analysts took place on November 24, 2003 at 11:00 a.m. ET. The call is archived and available for replay at www.allianceatlantis.com/corporate/inv_relations/aa.asp.	Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1
Investor Contact: W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 967-1174
Alliance Atlantis Communications Inc. — Second Quarter 2004 Report	Page 7

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  EXHIBIT 99.1